UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                      No          X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 4, 2009, and entitled “Orbotech Announces First Quarter 2009 Results and Senior Management Changes”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2009.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2009.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Three Month Period ended March 31, 2009.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2009 RESULTS AND SENIOR MANAGEMENT CHANGES

YAVNE, ISRAEL — May 4, 2009 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2009.

Revenues for the first quarter of 2009 totaled $91.9 million, compared to $129.2 million recorded in the fourth quarter of 2008 and the $100.5 million recorded in the first quarter a year ago. GAAP (generally accepted accounting principles) net loss for the first quarter of 2009 was $7.9 million, or $0.23 per share (diluted), compared to GAAP net loss of $101.2 million, or $2.98 per share (diluted) for the fourth quarter of 2008 and GAAP net income of $3.7 million, or $0.11 per share (diluted), in the first quarter of 2008.

Non-GAAP net loss for the first quarter of 2009 was $1.4 million, or $0.04 per share (diluted), compared to non-GAAP net income of $6.0 million, or $0.18 per share (diluted), in the first quarter of 2008. Detailed non-GAAP adjustments are explained in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

Sales of flat panel display (“FPD”) inspection equipment were $50.0 million, compared to $76.4 million in the fourth quarter, and $20.4 million in the first quarter, of last year. Sales of equipment to the printed circuit board (“PCB”) industry were $10.6 million in the first quarter of 2009, compared to $14.7 million in the fourth quarter, and $36.5 million in the first quarter, of 2008. Sales of automatic check reading products were $1.4 million, compared to $3.0 million in the fourth quarter, and $2.0 million in the first quarter, of 2008. Sales of medical imaging equipment in the first quarter of 2009 were $3.7 million, compared to $3.7 million in the fourth quarter, and $8.0 million in the first quarter, of last year. In addition, service revenue for the first quarter of 2009 was $25.5 million, compared to $28.8 million in the fourth quarter, and $25.5 million in the first quarter, of 2008. Revenue data presented in respect of the first quarter of 2008 does not include revenues attributable to the business of Photon Dynamics, Inc. (“PDI”), which was acquired on October 2, 2008.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $119 million, compared with approximately $125 million at the end of 2008 and $160 million in debt, which it borrowed from Israel Discount Bank in connection with the PDI acquisition. The Company’s marketable securities included approximately $18.2 million of auction rate securities primarily tied to student loans, in respect of which the Company recorded a $2.4 million impairment to the income statement during the quarter.

As previously announced, during the second half of 2008, in light of the difficult worldwide economic conditions, the Company adopted measures designed to re-align its infrastructure. These measures, combined with the operational synergies relating to the PDI acquisition, have resulted to date in quarterly cost savings of approximately $18 million. Additionally, the strength in the United States dollar vis-à-vis the Sheqel positively impacted the Company’s results by approximately two cents per share in the first quarter of 2009 compared with the fourth quarter of 2008.

In April 2009, the Company received acceptance for its new FPD-AOI systems delivered to Sharp’s Generation 10 LCD manufacturing facility in Japan during the fourth quarter of 2008. Revenues for these systems will be recognized in the second quarter of 2009 and revenues for future systems for this facility, most of which are also expected to be delivered in the second quarter of 2009, will be recognized upon delivery.

Recently, electronics industry manufacturers have been reporting lower inventory levels, which have led to some degree of LCD panel and PCB price stabilization, in turn giving rise to an increase in customers’ capacity utilization. Nevertheless, there can be no assurance as the extent to which this may continue, since overall industry visibility remains relatively limited.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter are in line with our expectations, and reflect the current circumstances of global recession, which continued to impact upon our customers’ capital equipment expenditures during the first quarter. The Company is benefiting from disciplined implementation of its cost-saving measures, careful management of its cash flows and close monitoring of discretionary spending. We remain optimistic as to the long-term demand for our principal products, and continue to place emphasis on providing our customers with the best support and new and innovative solutions.”

The Company today also announced certain changes in senior management which will become effective on July 1, 2009. Mr. Arie Weisberg, who currently serves as President and Chief Operating Officer of the Company, has decided to retire from the Company following 18 years of service. Mr. Asher Levy, who has been with the Company since 1990, has been named to the position of Deputy Chief Executive Officer — Global Business; Mr. Amichai Steimberg, who has been with the Company since 1992, has been named to the position of Deputy Chief Executive Officer — Global Finance and Operations; and Mr. Erez Simha, who has been with the Company since 2004, has been named to the position of Chief Financial Officer.

Referring to these management changes, Mr. Cohen added: “I would like to express to Arie Weisberg, personally and on the Company’s behalf, my sincere appreciation for many years of outstanding dedication and service, and for his singular contribution to the Company’s development and success. We are pleased to announce the appointments of Asher Levy and Amichai Steimberg to the positions of Deputy Chief Executive Officer, and of Erez Simha as Chief Financial Officer. Asher, Amichai and Erez will draw on their substantial knowledge and experience in their particular areas of expertise and in the capital equipment industry in general, and have my unequivocal support as well as that of the entire Board of Directors.”

An earnings conference call is scheduled for Monday, May 4, 2009, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 203-369-3176 until May 18, 2009. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing and engineering (CAM) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2009

	March 31 2009	December 31 2008
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	100,636	105,127
Marketable securities	285	320
Accounts receivable:
Trade	155,786	180,701
Other	29,223	27,106
Deferred income taxes	4,212	5,222
Inventories	122,578	122,152

Total current assets	412,720	440,628

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	18,153	19,241
Other long-term Investments	29	29
Funds in respect of employee rights upon retirement	10,542	12,521
Deferred income taxes	9,324	8,795

	38,048	40,586

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	35,911	39,325

GOODWILL	12,715	12,747

OTHER INTANGIBLE ASSETS, net of
accumulated amortization	96,571	101,575

	595,965	634,861

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	160,000	160,000
Accounts payable and accruals:
Trade	23,594	36,377
Other	42,234	56,428
Deferred income	18,620	22,473

Total current liabilities	244,448	275,278
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,108	27,678
Tax liabilities	14,454	16,208
Other long-term liability	2,667	2,667

Total long-term liabilities	41,229	46,553

Total liabilities	285,677	321,831

EQUITY:
Share capital	1,734	1,727
Additional paid-in capital	163,395	161,914
Retained earnings	203,256	211,142
Accumulated other comprehensive loss	(2,444)	(6,123)

	365,941	368,660
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	308,749	311,468
Non-controlling interest	1,539	1,562

Total equity	310,288	313,030

	595,965	634,861

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

	3 months ended		12 months ended December 31
	March 3 1
	2009	2008	2008
	U.S. dollars in thousands (except per share data)
REVENUES	91,862	100,484	429,546
COST OF REVENUES:
COST	57,863	59,621	260,639
WRITE DOWN OF INVENTORIES			3,348

GROSS PROFIT	33,999	40,863	165,559
RESEARCH AND DEVELOPMENT COSTS—net	16,679	19,154	76,602
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	15,926	17,868	73,346
AMORTIZATION OF OTHER INTANGIBLE ASSETS	5,041	1,139	8,099
IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES			6,537
RESTRUCTURING CHARGES			8,800
IMPAIRMENT OF GOODWILL			110,403
IMPAIRMENT OF OTHER INTANGIBLE ASSETS			21,260

OPERATING INCOME (LOSS)	(3,647)	2,702	(139,488)
FINANCIAL INCOME (EXPENSES)—net	(5,031)	1,574	(1,324)

INCOME (LOSS) BEFORE TAXES ON INCOME	(8,678)	4,276	(140,812)
INCOME TAX EXPENSES (BENEFIT)	(769)	571	(5,739)

NET INCOME (LOSS)	(7,909)	3,705	(135,073)
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(23)	39	232

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(7,886)	3,666	(135,305)

EARNINGS (LOSS) ATTRIBUTABLE TO ORBOTECH LTD. ORDINARY SHAREHOLDERS PER SHARE:
BASIC	$(0.23)	$0.11	$(4.04)

DILUTED	$(0.23)	$0.11	$(4.04)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	34,206	33,256	33,512

DILUTED	34,206	33,256	33,512

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

	3 months ended March 31		12 months ended December 31
	2009	2008	2008
	U.S. dollars in thousands (except per share data)
Non-GAAP net income (loss)

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	(7,886)	3,666	(135,305)

Non-operating income (expenses):
Financial income (expenses)	(5,031)	1,574	(1,324)
Income tax benefit (expenses)	769	(571)	5,739
Net loss (profit) attributable to the non-controlling interest	23	(39)	(232)

	(4,239)	964	4,183

Reported operating income (loss) on GAAP basis	(3,647)	2,702	(139,488)
Equity based compensation expenses	1,489	1,230	5,275
Amortization of intangible assets	5,041	1,139	8,099
In-process research and development charges (1)			6,537
Restructuring charges (2)			8,800
Impairment of goodwill (3)			110,403
Impairment of other intangible assets (4)			21,260

Non-GAAP operating income	2,883	5,071	20,886

Non-operating income (expenses)	(4,239)	964	4,183
Income tax effect of non-GAAP adjustment (5)			(6,011)

Non-GAAP net income (loss)	(1,356)	6,035	19,058

Non-GAAP net income (loss) per diluted share	$(0.04)	$0.18	$0.55

Shares used in diluted shares calculation	34,206	33,256	34,743

(1)

In-process research and development charges in 2008 were associated with the PDI acquisition. For more information about the PDI acquisition, see the Company’s Annual Report on Form 20-F filed with the SEC.

(2)

The restructuring charges of $8,800,000 in 2008 relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure. For more information about the PDI acquisition, see the Company’s Annual Report on Form 20-F filed with the SEC

(3)

The impairment charge of $110,403,000 in 2008 is comprised of: a write-off of $87,977,000 of goodwill associated with the Company’s FPD business; a write-down of $17,035,000 of the goodwill Orbotech Medical Denmark A/S (“OMD”); and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business.

(4)

The impairment charge of $21,260,000 in 2008 was related to a write-down of the intellectual property of OMD. For more information about OMD and the related impairment, see the Company’s Annual Report on Form 20-F filed with the SEC.

(5)

The income tax effect in 2008 was related to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in the first quarter 2008 and 2009 do not have a related income tax effect.

Non-GAAP net income (loss) and non-GAAP earnings (loss) per share detailed in the Reconciliation exclude charges related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; and/or (iv) tax credits relating to the above items, in each case as described in more detail in the Reconciliation. Management uses non-GAAP net income (loss) and non-GAAP earnings (loss) per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses that are believed to be helpful in understanding past operating and financial performance and future results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income (loss) measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effect of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income (loss) measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and first quarter of 2009 primarily as a result of the Company’s acquisitions, including the PDI acquisition in October 2008. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are not recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC.

The effects of income tax expenses (benefit) and financial income (expenses) have also been excluded from the non-GAAP net income (loss) measure. Because of fluctuations in the applicable tax rate based on jurisdictional and other factors, as well as the fact that the Company did not have any indebtedness in the first quarter 2008, for comparison purposes, the Company’s business performance is evaluated excluding income tax expenses (benefit) and financial income (expenses). Both income tax expenses (benefit) and financial income (expenses) will recur in future periods and will fluctuate depending upon the amount and geographic mix of the Company’s revenues and the amount of the Company’s debt and the interest payable with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: May 5, 2009